SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 32537; 812-14686]

Advent/Claymore Enhanced Growth & Income Fund

March 20, 2017

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order under section 17(b) of the Investment Company Act of 1940 (the "Act") for an exemption from section 17(a) of the Act.

Summary of Application: Applicant seeks an order that would permit in-kind repurchases of shares of the Fund held by certain affiliated shareholders of the Fund.

Applicant: Advent/Claymore Enhanced Growth & Income Fund (the "Fund").

Filing Dates: The application was filed on August 10, 2016, and amended on December 19, 2016, March 10, 2017 and March 15, 2017. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 14, 2017, and should be accompanied by proof of service on applicant, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicant, 1271 Avenue of the Americas, 45th Floor, New York, NY 10020.

FOR FURTHER INFORMATION CONTACT: Robert Shapiro, Branch Chief, at (202) 551-6821 (Chief Counsel's Office, Division of Investment Management).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

1.   The Fund is Delaware statutory trust registered as a closed-end management investment company under the Act. The Fund's investment objective is to seek current income and current gains from trading in securities, with a secondary objective of long-term capital appreciation. The Fund states that, under normal market conditions, it invests at least 40% of its Managed Assets[1] in a portfolio of equity securities and convertible securities of U.S. and non-U.S. issuers, and may invest up to 60% of its Managed Assets in non-convertible high-yield securities.[2] Shares of the Fund are listed and trade on the New York Stock Exchange. Guggenheim Funds Investment Advisors, LLC ("GFIA"), an investment adviser registered under the Investment Advisers Act of 1940 (the "Advisers Act"), serves as investment adviser to the Fund. Advent Capital Management, LLC ("Advent"), an investment adviser registered under the Advisers Act, serves as the investment manager to the Fund.

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[1] "Managed Assets" means the total assets of the Fund (including any assets attributable to the use of financial leverage, if any) minus the sum of accrued liabilities (other than debt representing financial leverage, if any).

2.   The Fund proposes to conduct a tender offer for up to 32.5% of its outstanding

shares at a price equal to 98% of net asset value per share ("NAV") as of the business day

immediately after the day such tender offer expires (the "In-Kind Repurchase Offer"). Payment

for any shares repurchased during the In-Kind Repurchase Offer would be made in-kind through

a pro rata distribution of the Fund's Distributable Securities (as defined below). The In-Kind

Repurchase Offer will be made pursuant to section 23(c)(2) of the Act and conducted in

accordance with rule 13e-4 under the Securities Exchange Act of 1934.

3.   Applicant states that the pro rata distribution of the Fund's portfolio securities

would not include: (i) securities that, if distributed, would be required to be registered under the

Securities Act of 1933 (the "1933 Act"); (ii) securities issued by entities in countries that restrict

or prohibit the holdings of securities by non-residents other than through qualified investment

vehicles, or whose distribution would otherwise be contrary to applicable local laws, rules or

regulations; (iii) certain portfolio assets, such as derivative instruments or repurchase

agreements, that involve the assumption of contractual obligations, require special trading

facilities, or can only be traded with the counterparty to the transaction; and (iv) portfolio

securities held by the Fund which are not eligible for clearance and trade settlement through the

Depository Trust Company ("DTC"). Applicant's portfolio securities eligible to be distributed in

the In-Kind Repurchase Offer, excluding securities set forth in clauses (i) – (iv) above, are

referred to as "Distributable Securities." Applicant represents that, as of January 31, 2017,

approximately 65% of its Managed Assets were Distributable Securities.

4.   Applicant states that the In-Kind Repurchase Offer is designed to accommodate the

needs of shareholders who wish to participate in the In-Kind Repurchase Offer and long-term

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[2] Applicant states that, as of January 31, 2017, its portfolio consisted of the following investments (as a percentage
of Managed Assets): 52.3% convertible bonds; 26.0% corporate bonds; 8.4% cash and cash equivalents; 6.5%

shareholders who would prefer to remain invested in a closed-end investment vehicle. Applicant

further states that, under the In-Kind Repurchase Offer, the Fund will not have to incur

substantial brokerage commissions and other and legal costs that would be incurred in a cash

tender offer. Applicant also states that the In-Kind Repurchase Offer will minimize disruption to

the investment management of Fund, while providing enhanced liquidity for the Fund's

shareholders.

     5.   Applicant requests relief to permit any common shareholders of the Fund who are

"affiliated persons" of the Fund within the meaning of section 2(a)(3) of the Act solely by reason

of owning, controlling, or holding with the power to vote, 5% or more of the Fund's outstanding

voting securities (each, an "Affiliated Shareholder") to participate in the proposed In-Kind

Repurchase Offer.

Applicant's Legal Analysis:

     1.   Section 17(a) of the Act prohibits an affiliated person of a registered investment

company, or any affiliated person of the person, acting as principal, from knowingly purchasing

or selling any security or other property from or to the company. Section 2(a)(3) of the Act

defines an "affiliated person" of another person to include any person who directly or indirectly

owns, controls, or holds with power to vote 5% or more of the outstanding voting securities of

the other person. Applicant states that to the extent that the In-Kind Repurchase Offer could be

deemed the purchase or sale of securities by an Affiliated Shareholder, the transactions would be

prohibited by section 17(a). Accordingly, applicant requests an exemption from section 17(a) of

the Act to the extent necessary to permit the participation of Affiliated Shareholders in the In-

Kind Repurchase Offer.

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common stocks; 6.3% convertible preferred stocks; 0.5% senior floating rate interests.

2.   Section 17(b) of the Act authorizes the Commission to exempt any transaction from the provisions of section 17(a) if the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the transaction is consistent with the policy of each registered investment company and with the general purposes of the Act.

3.   Applicant asserts that the terms of the In-Kind Repurchase Offer meet the requirements of sections 17(b) of the Act. Applicant asserts that neither the Fund nor an Affiliated Shareholder has any choice as to the Distributable Securities to be received as proceeds from the In-Kind Repurchase Offer. Instead, each participating shareholder will receive their pro rata portion of each of the Fund's Distributable Securities. Moreover, applicant states that the portfolio securities to be distributed in the In-Kind Repurchase Offer will be valued in accordance with section 2(a)(41) of the Act, which will be an objective, verifiable standard that removes any discretion of an Affiliated Shareholder, Advent or GFIA to conduct the In-Kind Repurchase Offer at a price that would be beneficial or detrimental to the interests of any particular shareholder. Applicant further states that the In-Kind Repurchase Offer is consistent with the Fund's investment policies and limitations. Applicant represents that the In-Kind Repurchase Offer is consistent with the general purposes of the Act because the interests of all shareholders are equally protected and no Affiliated Shareholder would receive an advantage or special benefit not available to any other shareholder participating in the In-Kind Repurchase Offer.

Applicant's Conditions:

Applicant agrees that any order granting the requested relief will be subject to the following conditions:

1.   Applicant will distribute to shareholders participating in the In-Kind Repurchase

Offer an in-kind pro rata distribution of portfolio securities of Applicant. The pro rata

distribution will not include: (a) securities that, if distributed, would be required to be registered

under the 1933 Act; (b) securities issued by entities in countries that restrict or prohibit the

holdings of securities by non-residents other than through qualified investment vehicles, or

whose distribution would otherwise be contrary to applicable local laws, rules or regulations; and

(c) certain portfolio assets, such as derivative instruments or repurchase agreements, that involve

the assumption of contractual obligations, require special trading facilities, or can only be traded

with the counterparty to the transaction. In addition, Applicant will exclude from the distribution

portfolio securities held by the Fund which are not eligible for clearance and trade settlement

through the DTC. Cash will be paid for that portion of Applicant's assets represented by cash

and cash equivalents (such as certificates of deposit, commercial paper and repurchase

agreements) and other assets which are not readily distributable (including receivables and

prepaid expenses), net of all liabilities (including accounts payable). Applicant will round down

or up the aggregate amount of each portfolio security eligible to be distributed to ensure that the

Fund will continue to hold the nearest round lot amount of each portfolio security. In lieu of

distributing fractional securities (i.e. less than a full share in the case of stocks and less than the

par amount denomination in which a single bond trades in the case of bonds) and accruals on

portfolio securities, Applicant will distribute a higher pro-rata percentage of other portfolio

securities, selected by lot, to represent such fractional securities. With respect to any amount that

cannot be represented by a whole security, Applicant will distribute cash in lieu of such

fractional securities. Such proration calculations will be made in accordance with written proration policies and procedures that will be approved by the Board of Trustees, including a majority of the Independent Trustees.

2.   The securities distributed to shareholders pursuant to the In-Kind Repurchase Offer will be limited to securities that are traded on a public securities market or for which quoted bid and asked prices are available.

3.   The securities distributed to shareholders pursuant to the In-Kind Repurchase Offer will be valued in the same manner as they would be valued for purposes of computing Applicant's net asset value, consistent with the requirements of section 2(a)(41) of the Act.

4.   Applicant will maintain and preserve for a period of not less than six years from the end of the fiscal year in which the In-Kind Repurchase Offer occurs, the first two years in an easily accessible place, a written record of the In-Kind Repurchase Offer, that includes the identity of each shareholder of record that participated in the In-Kind Repurchase Offer, whether that shareholder was an Affiliated Shareholder, a description of each security distributed, the terms of the distribution, and the information or materials upon which the valuation was made.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary